Exhibit 8.1

[LETTERHEAD OF MAYER, BROWN, ROWE & MAW LLP]

September 30, 2004

Aames Financial Corporation

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

Re:	Reorganization of Aames Financial Corporation

Ladies and Gentlemen:

We have acted as United States tax counsel to Aames Financial Corporation, a Delaware corporation (“Aames”) in connection with (A) the initial public offering of common shares of Aames Investment Corporation (“REIT”), a Maryland corporation that will elect to be treated as a real estate investment trust for U.S. federal income tax purposes, for approximately $555 million (the “Offering”), (B) concurrent with the Offering, the merger of Aames Newco, Inc., a Delaware corporation (“Newco”) and wholly-owned subsidiary of REIT, with and into Aames (the “First Merger”), and (C) two business days following the First Merger, the merger of Aames with and into Aames TRS, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of REIT (the “Second Merger,” and together with the First Merger, referred to hereinafter as the “Reorganization”), with the transactions described in clauses (B) and (C) occurring pursuant to the Agreement and Plan of Merger dated as of July 21, 2004, by and between REIT, Aames, Newco and Merger Sub (the “Reorganization Agreement”).

Capitalized terms not otherwise defined herein shall have the same meanings attributed to such terms in the Reorganization Agreement or, where relevant, the joint proxy statement and prospectus included as part of the registration statement on Form S-4 (file no. 333-113891) filed with the Securities and Exchange Commission (“SEC”) in respect of the Reorganization (the “Reorganization Registration Statement”), or the registration statement on Form S-11 (file no. 333-113890) filed with the SEC in respect of the Offering (the “Offering Registration Statement”), and all Section references shall be to the Internal Revenue Code of 1986, as amended (the “Code”), unless otherwise indicated. Pursuant to the Reorganization, holders of shares of Aames’ outstanding common and preferred stock will receive shares of REIT common stock and cash.

You have requested our opinion, concerning (i) the discussion in the Reorganization Registration Statement under the heading “Material U.S. Federal Income Tax Considerations,” (ii) the qualification and taxation of the REIT as a “real estate investment trust” under the Code, and certain United States federal income tax consequences of the Reorganization, as required by Section 2.13(i) of the Reorganization Agreement. In providing this opinion, we have assumed (without any independent investigation or review thereof) that:

a.	Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and that

Aames Financial Corporation

September 30, 2004

all such documents have been (or will be by the First Merger Effective Date) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

b.	All factual representations, warranties and statements (i) made or agreed to by the parties to the Reorganization Agreement, the Reorganization Registration Statement, the Offering Registration Statement, and other documents relating to the Reorganization, their managements, employees, officers, directors and stockholders in connection with the Reorganization and the Offering, (ii) set forth in the letter provided by you to us, dated as of the date hereof, concerning facts underlying and relating to the Reorganization and the Offering (the “Representation Letter”), and (iii) set forth in the certificate of REIT, dated as of the date hereof, executed by a duly appointed officer of REIT, setting forth certain factual representations relating to the organization and proposed operation of REIT (the “Certificate”), are true and accurate as of the date hereof, and will remain true and accurate up to and including the closing date of the Offering and the Effective Date of the Reorganization;

c.	The officers of Aames and REIT that signed the Representation Letter and the Certificate are knowledgeable concerning the matters and are authorized to make all of the factual representations set forth therein;

d.	All covenants contained in the Reorganization Agreement, the Representation Letter and the Certificate will be performed without waiver or breach of any material provision thereof;

e.	The descriptions of the Reorganization and the Offering in the Reorganization Agreement, the Reorganization Registration Statement, the Offering Registration Statement, and other documents relating to the Reorganization and the Offering are accurate, the Reorganization and the Offering will be consummated in accordance with such documents, without any waiver or breach of any material provision thereof, the Reorganization will be effective under applicable corporate law and REIT will be operated in the manner described in its organizational documents and in the Offering Registration Statement;

f.	The transactions contemplated in the Offering Registration Statement under the heading “Our Structure and Formation Transactions” will be consummated in accordance with the operative documents;

g.	There will be no trading of REIT common stock prior to the consummation of the Offering;

h.	The Reorganization will be reported by you on your U.S. federal income tax return in a manner consistent with the opinion set forth below; and

i.	The total amount of cash paid by REIT to holders of Aames Financial stock in the First Merger will constitute no more than 55 percent of the total amount of consideration paid by REIT in the First Merger, which for this purpose is the sum of (i) the amount of such cash and (ii) the fair market value of the shares of REIT common stock given in the First Merger. For this purpose, the amount of cash paid by REIT to holders of Aames Financial stock in the First Merger includes the amount of cash or other non-REIT stock property paid (i) to holders of Aames Financial stock pursuant to the Merger Agreement, (ii) to any Aames shareholder in respect of such shareholder’s expenses incurred in connection with or as part of the Reorganization, (iii) to its shareholders pursuant to dissenters’ appraisal or other similar rights in connection with the Reorganization, and (iv) to holders of shares of Aames preferred stock in respect of dividends that have accrued as an economic matter, but not as a legal matter under the certificates of designation for such shares, from October 1, 2004 and prior to December 31, 2004.

Aames Financial Corporation

September 30, 2004

This opinion is based on current provisions of the Code, the United States Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts and the Internal Revenue Service, as they are in effect and exist at the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion.

Based upon and subject to the foregoing, it is our opinion that,

(i)	the discussion in the Reorganization Registration Statement under the heading “Material U.S. Federal Income Tax Considerations,” to the extent it constitutes matters of law, summaries of legal matters, or legal conclusions, has been reviewed by us and is correct in all material respects;

(ii)	beginning with REIT’s taxable year ending December 31, 2004, and assuming that the actions contemplated in the Offering Registration Statement are completed in a timely fashion, REIT has been organized in conformity with the requirements for qualification as a “real estate investment trust” under the Code, and REIT’s proposed method of operation, as described in the Offering Registration Statement and as represented in the Certificate, will enable it to satisfy the requirements for qualification as a “real estate investment trust,”; and

(iii)	for United States federal income tax purposes, (a) the Reorganization should be treated as a “reorganization” within the meaning of Section 368(a) of the Code (a “Section 368(a) Transaction”) and (b) Aames, REIT, Newco, and Merger Sub will not recognize any gain or loss as a result of the Reorganization. Assuming that the Reorganization is treated as a Section 368(a) Transaction for United States federal income tax purposes, the following are the material United States federal income tax consequences of the Reorganization:

1.	Holders of Aames stock that exchange such stock in the Reorganization would recognize gain equal to the lesser of (i) the amount of cash consideration they receive in the Reorganization or (ii) the excess of (A) the sum of the fair market value of the REIT stock and amount of cash consideration they receive in the Reorganization over (B) their adjusted tax basis in the Aames stock surrendered in the Reorganization.

2.	Holders of Aames stock would not recognize any losses in the Reorganization.

3.	The holding period of REIT stock received in the Reorganization by a holder of Aames stock would include the period during which the holder held such shares surrendered in the Reorganization.

4.	The aggregate tax basis of the shares of REIT stock received in the Reorganization by a holder of Aames stock would be the same as that of the Aames stock surrendered in the Reorganization, increased by the amount of gain recognized (as described in clause 1, above), and decreased by the amount of cash received by such holder in the Reorganization.

Our opinion as to the treatment of the Reorganization as a Section 368(a) Transaction, as noted above, is not an unqualified opinion, but rather only a “should” level opinion. The treatment of the Reorganization as a Section 368(a) Transaction depends on, among other things, Merger Sub acquiring “substantially all” of the properties of Aames. In December 2003, Aames Financial paid a substantial accumulated dividend to holders of its shares of preferred stock. If this dividend were required to be taken into account, it is possible that Merger Sub would be considered to have acquired less than “substantially all” of Aames’ properties. Although we believe that the dividend payment should not cause the Reorganization to fail to qualify as a Section 368(a) Transaction, the law in this area, as it would be applied to these facts, is sufficiently unclear to prevent us from giving an unqualified opinion. While our opinion is not unqualified, our “should” level opinion means that if the Internal Revenue Service (“IRS”) contests the treatment of the Reorganization as a Section 368(a) Transaction, under the facts as we understand them and applicable authorities, we believe that Aames should prevail.

If the IRS were to successfully challenge the treatment of the Reorganization as a Section 368(a) Transaction, the Reorganization would be treated as a taxable sale of Aames stock by holders of such stock in exchange for a combination of REIT stock and cash. In such instance, a holder of Aames stock generally would be treated as recognizing capital gain or loss equal to the difference between (a) the sum of the cash and fair market value of REIT stock received in the Reorganization and (b) such holder’s tax basis in the Aames stock surrendered. Such capital gain would be long-term capital gain if, at the time of the consummation of the Reorganization, the Aames stock surrendered had been held for more than one year.

This opinion is rendered to you in connection with the Reorganization. This opinion may not be used or relied upon by persons other than Aames, Aames’ shareholders, and REIT, and their affiliates, or for any other purpose without our prior written consent. This opinion is based on facts and circumstances existing on the date hereof.

Aames Financial Corporation

September 30, 2004

We hereby consent to the filing of this opinion as an exhibit to the Reorganization Registration Statement and to the use of the name of our firm therein and under the caption “Material U.S. Federal Income Tax Considerations” in the Reorganization Registration Statement.

Sincerely,

/s/ MAYER, BROWN, ROWE & MAW LLP
Mayer, Brown, Rowe & Maw LLP